UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:    001-33351

NEUROMETRIX, INC.

(Exact name of registrant as specified in its charter)

4B Gill Street, Woburn,

Massachusetts 01801

Tel: (781) 890-9989

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.0001 par value	1*
Preferred Stock Purchase Rights	0*

*	On May 1, 2025, pursuant to the Agreement and Plan of Merger, dated as of December 17, 2024, among NeuroMetrix, Inc. (the “Company”), electroCore, Inc. (“Parent”) and Nexus Merger Sub Inc. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2025

NeuroMetrix, Inc.

By:	/s/ Joshua S. Lev
Name:	Joshua S. Lev
Title:	Chief Financial Officer and Secretary